

BB 3/14

SECURI[illegible] 07001128 [illegible]ION

[illegible], D.C. 20549

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MAIL PROCESSING SECTION RECEIVED FEB 2 8 2007 WASH. D.C. 153

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49017

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harvest Capital Investment LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8184 Marillu Oaks Ct

(No. and Street)

Vienna	Virginia	22182
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Cotto 202 393 7160

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William J. Chan (CPA)

(Name – *if individual, state last, first, middle name*)

4211 8th Avenue	Brooklyn	New York	11232
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 1 2007

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis S Colto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harvest Capital Investment LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



STEPHEN M. DANIHER
Notary Public
Commonwealth of Virginia
My Commission Expires May 31, 2010

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARVEST CAPITAL INVESTMENT, LLC.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[x] Statement of Earnings.
[x] Statement of Cash Flows.
[x] Statement of Changes in Member's Equity.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[x] Notes to Financial Statements.
[x] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not Applicable)
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report (not required).
[x] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions for this filing, see section 240.17a-5(e)(3).

HARVEST CAPITAL INVESTMENT, LLC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

WILLIAM J. CHAN

Certified Pubic Accountant Accounting-Auditing-Bookkeeping-Taxation

4211 8th Avenue, Brooklyn, NY 11232 Tel: (718) 437-1816 Fax: (718) 437-3887

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Harvest Capital Investment, LLC

I have audited the accompanying balance sheet of Harvest Capital Investments, LLC as of December 31, 2006, and the related statements of income, retained earnings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An Audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principle used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of Harvest Capital LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The schedules are the responsibilities of the Company's management. Such schedules have been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



William J. Chan, C.P.A.
February 22, 2007

HARVEST CAPITAL INVESTMENTS, LLC
BALANCE SHEET
AS OF DECEMBER 31, 2006

ASSETS

CURRENT ASSETS		
Cash - Checking Account	$	4,709
Cash - Money Market		4,797
Total Current Assets		9,506
OTHER ASSETS		
Due From Members		28,092
Prepaid expense		-
Total Other Assets		28,092
TOTAL ASSETS		37,598

LIABILITIES & MEMBER'S EQUITY

CURRENT LIABILITIES		
Liabilities	$	-
Total Current Liabilities		-
TOTAL LIABILITIES	$	-
CAPITAL		
Members Equity	$	133,035
Retained Earnings		(95,437)
Total Members Equity	$	37,598
TOTAL LIABILITIES & MEMBER'S EQUITY	$	37,598

See notes to financial statements

HARVEST CAPITAL INVESTMENTS, LLC
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2006

INCOME	
Commission	$ 64,778
Total Income	64,778
EXPENSES	
Management fees	64,520
Bank Charges	1,145
Rent	462
Regulatory fees	840
Total Expense	66,967
LOSS FROM OPERATIONS	(2,189)
OTHER INCOME (EXPENSES)	
Interest Income	26
Total Other Income	26
NET LOSS BEFORE INCOME TAX	(2,163)
INCOME TAXES	-
NET LOSS	$ (2,163)

See notes to financial statements

HARVEST CAPITAL INVESTMENTS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Capital	Retained Earnings	Total
BALANCE JANUARY 1, 2006	$ 133,035	$ (93,274)	$ 39,761
NET LOSS FOR THE PERIOD		(2,163)	(2,163)
BALANCE DECEMBER 31, 2006	$ 133,035	$ (95,437)	$ 37,598

See notes to financial statements

HARVEST CAPITAL INVESTMENTS, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2006

CASH FLOW FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(2,163)
Adjustments to Reconcile Cash Flow		
Decrease (Increase) in Current Assets		
Prepaid Rent		462
Total Adjustments		462
Cash Provided (Used) by Operations		(1,701)
NET INCREASE (DECREASE) IN CASH		(1,701)
CASH AT BEGINNING OF PERIOD		11,207
CASH AT END OF PERIOD	$	9,506

See notes to financial statements

HARVEST CAPITAL INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

The company is a discount brokerage firm formed for the purpose of generating commissions from buying and selling securities for customers.

Income Per Share

This is an LLC therefore there are no shares of stock.

Income Taxes

The Company is an LLC and has elected to be taxed as a Partnership for income tax purposes. Therefore no provision for income taxes has been made in the accompanying financial statements.

Depreciation Expense

Depreciation of property, plant and equipment is provided using the straight line method for financial reporting purposes at rates based on the following estimated useful life.

Machinery & Equipment	3-10 Years
Furniture & Fixtures	5-10 Years
Leasehold Improvements	5-10 Years

Expenditure for major renewals and betterments which extend the useful lives of property and cost over $100.00 are capitalized. Expenditure for maintenance and repairs are expenses.

NOTE 2 – RELATED PARTY AGREEMENT

Under the term of the management Memorandum dated January 1, 2005, between Real Estate Technical Advisors ("Parent") and the Company, the Parent shall provide management consulting services to the Company in exchange for a monthly compensation of $12,000. In the event the Company unable to meet this obligation, the Parent shall forgive and assume these and any other liabilities of the Company.

NOTE 3 – NET CAPITAL REQUIREMENTS

The company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $9,506 which was $4,506 in excess of its required net capital of $5,000

HARVEST CAPITAL INVESTMENTS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

COMPUTATION OF REGULATORY CAPITAL:		
Member's equity	$	37,598
Non - Allowable Asset		
Due from Members		28,092
Prepaid Rent		-
		28,092
Net Capital	$	9,506
MINIMUM NET CAPITAL REQUIRED (the greater of 5,000 or 6 2/3 of aggregate indebtedness)	$	5,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENTS	$	4,506
AGGREGATE INDEBTEDNESS		-
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		-

There are no material difference between the computation of net capital under rule 15c3-1 reflected above and the computation included in the Company's corresponding unaudited December 31, 2006 Form X-17A-5 Part IIA filing

Compliance Examiner
National Association of Securities Dealers

After examination of Harvest Capital Investments, LLC as of the date of this letter, I find no evidence that Harvest Capital Investments, LLC conducts any practices that would cause it to lose its exemption to regulation 15c3-3 under rule (K)(2)(ii).

Harvest Capital Investments, LLC is an introducing broker, which clears all transaction on a fully disclosed basis with the clearing brokers, HSBC, Lehman Brothers and Dresdner Kleinwort Wasserstein. Harvest Capital Investments, LLC does not handle customer funds or securities. All customers are instructed to send funds or securities directly to clearing brokers.

William J. Chan, C.P.A.
February 22, 2007



HARVEST CAPITAL INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity
The company is a discount brokerage firm formed for the purpose of generating commissions from buying and selling securities for customers.

Income Per Share
This is an LLC therefore there are no shares of stock.

Income Taxes
The Company is an LLC and has elected to be taxed as a Partnership for income tax purposes. Therefore no provision for income taxes has been made in the accompanying financial statements.

Depreciation Expense
Depreciation of property, plant and equipment is provided using the straight line method for financial reporting purposes at rates based on the following estimated useful life.

Machinery & Equipment	3-10 Years
Furniture & Fixtures	5-10 Years
Leasehold Improvements	5-10 Years

Expenditure for major renewals and betterments which extend the useful lives of property and cost over $100.00 are capitalized. Expenditure for maintenance and repairs are expenses.

NOTE 2 – RELATED PARTY AGREEMENT

Under the term of the management memorandum dated January 1, 2005, between Real Estate Technical Advisors ("Parent") and the Company, the Parent shall provide management consulting services to the Company in exchange for a monthly compensation of $12,000. In the event the Company unable to meet this obligation, the Parent shall forgive and assume these and any other liabilities of the Company.

NOTE 3 – NET CAPITAL REQUIREMENTS

The company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $9,506, which was $4,506 in excess of its required net capital of $5,000.

WILLIAM J. CHAN

Certified Pubic Accountant Accounting-Auditing-Bookkeeping-Taxation

4211 8th Avenue, Brooklyn, NY 11232 Tel: (718) 437-1816 Fax: (718) 437-3887

Internal Control Report

Board of Directors:
Harvest Capital Investments, LLC.

In planning and performing my audit of the financial statements of Harvest Capital Investment, LLC. (the "company"), for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company dose not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordating of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, managements, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 22, 2007

William Chan C.P.A.



END